

January 6, 2014

Via E-mail
Susan B. Washer
President and Chief Executive Officer
Applied Genetic Technologies Corporation
11801 Research Drive, Suite D
Alachua, Florida 32615

Re: Applied Genetic Technologies Corporation
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted December 16, 2013
CIK No. 0001273636

Dear Ms. Washer:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Our Business, page 84
License Agreements, page 112

1. We note your response to our prior comment 17. Please revise your description of the material terms for each of your license agreements to disclose the aggregate maximum potential payments that you may be required to pay upon achievement of development, regulatory and/or commercial milestones. Please also clarify that the requested aggregate amounts are disclosed on a per product basis. In relation to your request for confidential treatment with respect to the license agreements, please note that we are generally willing to grant confidential treatment for individual milestone payments provided that the aggregate amount of such payments is disclosed in the prospectus.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Robert W. Sweet, Jr.
        Partner
        Foley Hoag LLP
        Seaport West
        155 Seaport Boulevard
        Boston, Massachusetts 02210-2600